Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors

American Software, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-98513, 333-67533 and 33-55214 on Form S-8 and No. 33-79640 on Form S-3) of American Software, Inc. of our reports dated June 6, 2003, except as to note 14, which is as of July 9, 2003, relating to the consolidated balance sheets of American Software, Inc. and subsidiaries as of April 30, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended April 30, 2003, and related schedule, which reports appear in the April 30, 2003 annual report on Form 10-K of American Software, Inc. Our report refers to the Company’s adoption of Statement of Financial Accounting Standards No. 142, “Accounting for Goodwill and Other Intangible Assets.”

/s/    KPMG LLP

Atlanta, Georgia

July 25, 2003